UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2004	Commission File Number	0-30024

CFM CORPORATION
(Name of registrant)

460 Admiral Boulevard, Mississauga, Ontario, Canada L5T 3A3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____       Form 40-F     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____           No     X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT INDEX

1	2004 Second Quarter Report, including the following:
a. Press Release
b. Management's Discussion and Analysis for the three and
six months ended March 27, 2004
c. Interim Financial Statements for the three and six months ended March 27, 2004
d. Certifications of Financial Statements by the Chief Executive
Officer and Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CFM CORPORATION

By: /s/ SONYA STARK
Sonya Stark
Director, Corporate Affairs, Investor Relations
and Corporate Secretary

Date: May 4, 2004